Exhibit D-1
RECENT DEVELOPMENTS
The information included in this section supplements the information about the State contained in the State’s Annual Report for 2019 on Form 18-K filed with the SEC on June 30, 2020, as amended from time to time (the “Annual Report for 2019”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2019, as amended from time to time through the date hereof, the information in this section supersedes and replaces such information. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2019. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2019 and any supplement thereto carefully. Unless otherwise specified, amounts in NIS or US$ are presented in current prices without adjustment for inflation. Figures in this section are as of March 29, 2021, except as otherwise indicated.
COVID-19
In December 2019, the emergence of a new strain of coronavirus (“COVID-19”) was reported in Wuhan, Hubei Province, China, which subsequently spread throughout the world, including Israel. In March, the World Health Organization declared COVID-19 a global pandemic. Since then, Israel has implemented measures to reduce the spread of COVID-19, such as business closures, travel restrictions and implementing social distancing policies.
On January 27, 2020, Israel’s Minister of Health declared COVID-19 a serious danger to public health. In February, Israel imposed a mandatory quarantine for returning travelers from areas particularly affected by COVID-19 such as China, Italy and certain countries in East Asia and Europe. On February 26, 2020, the first case of COVID-19 was confirmed in Israel. On March 9, 2020, a mandatory quarantine period for all returning travelers from abroad was put into effect.
Throughout March 2020, restrictions were placed on residents and work activities. On March 22, 2020, access to public spaces was reduced, private sector activity was restricted to 30% of regular capacity, and the public sector shifted to an emergency format, which limited the workforce to critical functions and essential employees.
On March 25, 2020, a new restriction came into effect requiring residents to remain within 100 meters of their homes, except for those involved in essential services. On March 30, 2020, private sector capacity was further restricted to 15%. These measures, taken to protect the health of Israelis, have had an adverse effect on the economy. Entire sectors were incapacitated, total credit card purchases significantly declined, stock indices fell steadily at first and later experienced significant volatility and security redemptions occurred on a large scale. In April 2020, 1.276 million people were absent from work due to COVID-19 measures, with the vast majority of employees on unpaid leave. As of February 2021, this number declined to 367,500 (9.1% of the labor force). The rise in the unemployment rate led to an increase in unemployment benefit payments and a reduction of National Insurance Institute of Israel (“NIOI”) collection income. As a result, the Government’s payments that are derived from NIOI collections are expected to be reduced in 2020.
On March 30, 2020, the Government announced a NIS 80 billion stimulus plan to support Israel’s economy and mitigate the economic impact of COVID-19. This economic plan had four objectives: 1) provide an immediate response for government ministries, 2) provide a social safety net to Israelis economically affected by COVID-19, 3) support business continuity and 4) support the economy. The size of the stimulus plan was increased several times throughout the year. The latest plan, approved in September 2020, included NIS 138.6 billion in stimulus for fiscal year 2020 and NIS 72.5 billion for fiscal year 2021, with the ability to carry-over unused portions (subject to Knesset approvals). The 2020 plan included NIS 84.8 billion in budgeted expenses related to COVID-19, NIS 41.8 billion to extend loan guarantees for businesses and cover lower revenue as a result of benefits extended to businesses, and NIS 12 billion to cover lower revenue for payments made through the NIOI. The 2020 stimulus plan includes the following measures, among others:
•
Health & Civil Provisions: NIS 15.4 billion

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Social Safety Net to Israelis Economically Affected by COVID-19: NIS 49.6 billion

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Business Continuity: NIS 69 billion

•
Economic Growth & Development: NIS 4.6 billion

In late April 2020, Israel began to ease restrictions and reopen businesses. On April 19, 2020, select workplaces were permitted to reopen, subject to compliance with social distancing and other health safeguards. On April 26, 2020, retail stores, hairdressers and beauty salons, and take-out services for restaurants were granted permission to reopen. On May 7, 2020, malls, markets, gyms and studios, tourism-related businesses, nature centers, and libraries were granted permission to reopen.
In the summer of 2020, due to a resurgence in COVID-19 cases and an increase in fatalities, restrictions were gradually reintroduced, culminating in a second full lockdown in mid-September 2020. This month-long lockdown was put into effect around the Jewish High-Holiday season. Following the lockdown, and with the easing of restrictions, the economy began to slowly reopen. Following the reopening, however, increased numbers of new cases and fatalities led the country to enter a third lockdown in late December 2020. When these restrictions were eased in early February 2021, the economy began to slowly reopen. As of the week ending on March 27, 2021, Israel has had 831,695 confirmed cases of COVID-19, of which 815,513 have recovered. In addition, 5,219,419 Israelis have received the first dose of the COVID-19 vaccine and 4,708,284 Israelis have received the second dose of the vaccine.
Economic Developments
In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. Growth has averaged 3.3% from 2015 to 2019 slightly higher than potential growth of the Israeli economy and higher than in many OECD countries. Developments in the global economy are likely to influence the Israeli economy, particularly exports and the high-tech sector.
The Israeli economy grew at a pace of 3.4% in 2019, as compared to growth rates of 3.5% in 2018, 3.6% in 2017, 3.8% in 2016 and 2.2% in 2015. The growth rate in 2019 was due to an increase in private consumption and exports. Israel’s economic growth was expected to continue in 2020 due to the strong labor market, the growing high-tech sector and the expected development of new gas fields. However, the outbreak of COVID-19, the restrictions implemented to contain it and its global economic effects have had a negative impact on Israel’s economy. All of this led to the contraction of Israel’s growth rate by 6.3% (annual rate, seasonally adjusted) in the first quarter of 2020, followed by a contraction of 30.7% in the second quarter of 2020. The GDP in the third quarter of 2020 grew at a rate of 41.7% as a result of the end of the lockdown period and lifting of most restrictions followed by growth of 6.4% in the fourth quarter of 2020. In total, the Israeli economy contracted by 2.5% in 2020.
During 2019, there was no change in Israel’s foreign currency credit rating from Fitch Ratings (“Fitch”), Moody’s Investor Services (“Moody’s”), or Standard & Poor’s Global Ratings (“S&P”). In April 2020, Moody’s updated Israel’s outlook from positive to stable.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 5% of GDP in 2020, the 18th consecutive year in which a positive surplus in the current account was recorded. The surplus most recently peaked in 2015 at 5.2% of GDP, and since then the surplus has amounted to 3.7% in 2016, 2.9% in 2017, 2.7% in 2018 and 3.4% in 2019. Israel’s net exports decreased from a surplus of $9.1 billion in 2015 to a surplus of $5.0 billion in 2016, $4.2 billion in 2017, $2.4 billion in 2018 and then increased to $7.4 billion in 2019 and $17.5 billion in 2020.
In 2020, 31% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) were to the EU (a decrease from 33.2% in 2019), 23.0% were to the United States (a decrease from 23.1% in 2019), 22.2% were to Asia (an increase from 21.0% in 2019), and 23.8% were to other markets (an increase from 22.8% in 2019). In 2020, 39.7% of Israel’s goods imports (excluding aircraft, ships and diamonds) came from the EU (an increase from 37.7% in 2019), 25.1% came from Asia (an increase from 22.3% in 2019), 11.4% came from the United States (a decrease from 13.5% in 2019), and 23.8% came from other countries (a decrease from 26.5% in 2019).
Over the past five years (measured from March 15, 2016 to March 15, 2021), the NIS/USD exchange rate has averaged 3.5807, fluctuating between a high of 3.901 (recorded on March 16, 2016) and a low of 3.116 (recorded on January 14, 2021). The exchange rate as of March 15, 2021 was 3.309.

Foreign currency reserves at the Bank of Israel at the end of 2020 stood at $173.3 billion, equivalent to 43.3% of GDP as the Bank of Israel purchased approximately $15 billion in 2020. As of February 2021, reserves stood at $185.1 billion, equivalent to 45.9% of GDP (in 2020 terms). The reserve level has been approximately 30% of GDP since late 2009. Following a concentrated effort by the Bank of Israel to raise the reserve level in 2008 and 2009, which led to daily purchases of foreign currency, the Bank’s policy since 2009 has been to intervene in the foreign currency market on a discretional basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the Bank has been purchasing foreign currency to counteract the adverse effect on the exchange rate caused by natural gas production in Israel. The Bank intends to reassess its policy concerning these purchases related to counteracting the effects of natural gas production after Israel’s sovereign wealth fund becomes operational, which is expected in early 2021. In recent years, the Bank of Israel purchased approximately $3.9 billion of foreign currency in 2019, $3.3 billion in 2018, $6.6 billion in 2017, $6.0 billion in 2016 and $8.8 billion in 2015. Of this, the amount purchased related to the natural gas program was $1.5 billion in 2018, $1.5 billion in 2017, $1.8 billion in 2016, and $3.1 billion in 2015. In November 2018, the Bank of Israel announced that it would cease to purchase foreign currency with respect to the natural gas program.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
The Knesset approved the budget and economic plan for the 2019 fiscal year on March 15, 2018. The deficit target was set at 2.9% of GDP. The deficit for 2019 stood at 3.7%, exceeding 3% for the first time since 2013. The budget and economic plan for the 2020 fiscal year was not approved as there was no coalition government from December 2018 to May 2020. Though a coalition government was formed, it was dissolved after failing to pass the 2020 Budget by the deadline of December 23, 2020. As a result, on March 23, 2021 Israel held elections for the fourth time in two years.
Budget proposals in Israel are constrained by two parameters. The first is a “deficit ceiling” that sets the maximal deficit-to-GDP ratio, which has been modified several times, most recently to set the deficit target for the 2020 budget at 2.5%. The second is an “expenditure ceiling” that sets a ceiling for year-to-year growth in government expenditure. Under the current formula prescribed by law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current  debt-to-GDP ratio.
In 2019, the Government continued its debt-reduction policy, reducing government debt as a percent of GDP by 0.8% compared to 2018, to a level of 58.5% for 2019. Public debt (including local authorities’ debt) as a percent of GDP also declined to 60% at the end of 2019, a decline of 0.9% compared to 2018. As a result of COVID-19, the deficit for 2020 rose to 11.6%, significantly above the deficit target. Likewise, the public debt-to-GDP ratio for 2020 amounted to 72.6%, a significant increase from 60% in 2019.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (from 2010 to 2020) was approximately 0.9%, slightly below the Government’s target range of 1% — 3%. The changes in the CPI reflect a rise in the prices of commodities, housing and agricultural products. Measured at year-end, the CPI growth rate was above the upper end of the target range in the years 2007 — 2009 (reaching a peak of 3.9% in 2009). It fell to within the target range in the years 2010 — 2013. It then fell further, to negative inflation, in 2014 — 2016, reaching a low of -1% in 2015. Since 2015, there has been a slow rise in the CPI growth rate, amounting to -0.2% in 2016, returning to positive values in 2017 at 0.4%, growing by 0.8% in 2018 and 0.6% in 2019. Between January 2020 and December 2020, the CPI fell by -0.7%.
Between 2004 and 2008, the key interest rate set by the Bank of Israel mostly fluctuated between 3.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008, the Bank of Israel began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the Bank of Israel began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the Bank of Israel once again began to repeatedly reduce the key interest rate, until it reached

0.1% in March 2015. The rate remained until December 2018 when the Bank of Israel increased it to 0.25%. In April 2020, the Bank of Israel lowered the rate to 0.1% due to COVID-19 and its impact on the economy. The real interest rate averaged -0.5%, -0.1%, -0.2%, -0.9% and -0.8% in 2015, 2016, 2017, 2018 and 2019, respectively. As of the end of March 2021, the real interest rate, less inflation expectations, was 1.1%.
Labor Market
Prior to the outbreak of COVID-19, the labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.0%, slightly lower than the annual average of 63.5% in 2019. Unemployment averaged 3.5%, slightly lower than the annual average of 3.8% in 2019.
Since the outbreak of COVID-19, unemployment has increased significantly as a result of the lockdowns and other restrictions to reduce the spread of COVID-19. Total unemployment in 2020 was 4.3% with an additional 9.5% absent from work due to reasons related to COVID-19, such as unpaid leave and an additional 1.4% that left the labor force due to reasons related to COVID-19, such as dismissal or workplace closure from March 2020.
Capital Markets
The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the Bank of Israel’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 4,409.4 billion at the end of 2020, representing growth of 7.0%, 11.2% and 1.4% in 2020, 2019 and 2018, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. In 2020, TA-35 and TA-125 decreased by 10.9% and 3.0%, respectively, as compared to increases in the S&P500 16.3% and the NASDAQ 43.6% over the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the 2043 bonds were an additional issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were an additional issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bonds due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bond due 2049.
In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of

3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual- listed on the London Stock Exchange and, for the first time, on the Taiwan Stock Exchange.
Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948. Israel is a parliamentary democracy. It functions on a set of basic laws, granted with a special status that enables judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions, and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any citizen of Israel has the ability to appeal a case to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation.
The government is the executive power of the State of Israel. It is approved by the Knesset, after presenting a coalition supported by a majority of the Knesset members, even if not all of its supporters are actual members in it. It is usually a coalition of parties. The Prime Minister is the head of government and chief executive of state. The President is considered the ‘Head of State’, with the important role of helping lead the process of forming a government. The functions of the President are defined in the Basic Law: President of the State. The President assigns the task of forming a new Government to a member of Knesset. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors of foreign states, approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel, pardoning prisoners or commuting their sentences.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank. Despite this, there has been ongoing tension on the border between Israel and Gaza.
In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israel, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to a relatively calm atmosphere from 2009 until 2011. Operation Cast Lead did not materially affect the Israeli economy.
From 2011 into 2012, Hamas resumed conducting terrorist activities and substantially increased its rocket attacks from Gaza, using rockets with the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, which lasted eight days, a military campaign against terrorist targets in Gaza. In response to Hamas firing rockets from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers in the summer of 2014, Israel took defensive military action. Israel commenced Operation Protective Edge with the goal of ending the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.
Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence.
In May 2018, Hamas organized violent protests along the fence separating Gaza and Israel. Many protesters were armed with knives and guns and threw Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires on the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of a “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy, and others associated the protests with economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces have launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a few Israeli casualties and Israeli Defense Forces conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli citizens, and two Palestinians were killed by Hamas rocket fire. Within three days this violence was suppressed and a ceasefire agreement was reached.
Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were initiated again, under the auspices of the U.S. Secretary of State. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to 15 international conventions. The Palestinians then announced their intentions to form a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government, but further progress has not been made.
In February 2020, United States President Donald Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as a significant opportunity. Prime Minister Netanyahu has declared that the plan will be reviewed, in full coordination with the United States and maintaining all of Israel’s peace agreements and strategic interest.
Abraham Accords.   In August 2020, the United States President Donald Trump announced an agreement on the normalization of relations between Israel and the United Arab Emirates (UAE) and a Joint Statement of the United States, Israel and the UAE was published. In September 2020, the Abraham Accords Peace Agreement was signed at the White House, officially establishing diplomatic relations and the full normalization of relations between the UAE and Israel. In November 2020, an agreement was reached for the normalization of ties with the Kingdom of Bahrain and a Joint Communique between Israel and Bahrain was signed in Manama. Most recently, in December 2020, Israel and the Kingdom of Morocco signed a Joint Declaration in Rabat, establishing full diplomatic relations between the countries.
These agreements, have also led to the exchange of visits of official delegations between Israel, the UAE, Bahrain and Morocco. In addition, many bilateral agreements have already been signed, direct flights have been established, and partnerships and cooperation have been initiated in fields such as finance, tourism, culture and economics. It is anticipated that in the near term the UAE, Bahrain and Morocco will open official representations, including embassies, consulates and other diplomatic missions in Israel, and Israeli representations will open in the UAE, Bahrain and Morocco.
Recent Political Developments in Israel.   The budget and economic plan for the 2020 fiscal year was not approved as there was no coalition government from December 2018 to May 2020. Though a coalition government was formed in May 2020, it was dissolved after failing to pass the 2020 Budget by the deadline of December 23, 2020. As a result, on March 23, 2021 Israel held elections for the fourth time in two years.
In November 2019, the Attorney General decided to indict the Prime Minister on charges of bribery, fraud and breach of trust. In January 2020, the Prime Minister was formally indicted in court.
Privatization
Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2019, 98 Government Companies became partially or fully private. The proceeds stemming from privatizations between 2005 and 2019 totaled $4.5 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry.

Loan Guarantee Program
In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. This program has been extended numerous times, most recently in 2019 until September 30, 2023 (with an option to carry forward unused guarantee amounts for an additional year). This allows the United States to provide access to up to approximately $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 1
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2015	2016	2017	2018	2019
Main Indicators
GDP (at constant 2015 prices)	1,166.5	1,211.1	1,254.5	1,298.2	1,343.0
Real GDP growth	2.2%	3.8%	3.6%	3.5%	3.4%
GDP per capita (in NIS, at constant 2015 prices)	139,252	141,766	144,040	146,181	148,390
GDP per capita, percentage change	0.2%	1.8%	1.6%	1.5%	1.5%
Inflation (change in CPI – annual average)	-0.6%	-0.5%	0.2%	0.8%	0.8%
Industrial production	2.2%	1.7%	3.7%	3.5%	2.9%
Business sector product (at constant 2015 prices)	866.4	900.7	934.6	969.3	1,007.7
Permanent average population (thousands)	8,463	8,629	8,798	8,968	9,140
Unemployment rate	5.3%	4.8%	4.2%	4.0%	3.8%
Foreign direct investment (net inflows, in billions of dollars)	11.3	12.0	16.9	21.5	19.0
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices)	367.7	370.7	383.6	408.2	424.6
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices)	329.3	363.5	380.8	405.2	421.8
External Debt
External debt liabilities (in millions of dollars, at year-end)	85,917	87,128	90,084	94,307	104,990
Net external debt (in millions of dollars, at year-end)	-122,161	-134,150	-164,162	-156,360	-170,135
Government Debt(1)
Total gross government debt (at end-of-year current prices)	726.7	740.8	747.1	788.3	823.2
Total gross government debt as percentage of GDP	62.3%	60.5%	58.9%	59.3%	58.5%
Revenues and Expenditures (net)
Revenues and grants	290.1	301.7	316.5	317.2	325.4
Expenditures	381.7	424.7	447.9	444.9	492.1
Expenditures other than capital expenditures	293.3	312.6	321.2	336.8	354.8
Development expenditures (including repayments of debt)	88.3	112.2	126.8	108.1	137.3
Repayments of debt	66.7	88.1	100.2	79.0	104.9

(1)
Government debt excluding local authorities’ debt.

Sources:    Central Bureau of Statistics, Bank of Israel and Ministry of Finance